 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

Global Blue Group Holding AG
(Name of Issuer)
Ordinary Shares, nominal value CHF 0.01 per share
(Title of Class of Securities)
H33700107
(CUSIP Number)

Joshua L. Targoff
Third Point LLC
55 Hudson Yards
New York, NY 10001
(212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. H33700107

1	NAMES OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,754,385
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,754,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,754,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. H33700107

1	NAMES OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,754,385
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,754,385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,754,385
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.
This Statement on Schedule 13D (this “Schedule 13D”) relates to Ordinary Shares, nominal value CHF 0.01 per share (the “Ordinary Shares”) of Global Blue Group Holding AG., a Switzerland stock corporation (the “Issuer”). The Issuer’s principal executive offices are located at Zürichstrasse 38, 8306 Brüttisellen, Switzerland.
Item 2. Identity and Background.
(a) This Schedule 13D is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).
(b) The principal business address of the Reporting Persons is 55 Hudson Yards New York, New York 10001.
(c) The principal business of the Management Company is to serve as investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the “Funds”), and to control the investing and trading in securities of the Funds. The principal occupation of Mr. Loeb is serving as Chief Executive Officer of the Management Company.
(d) (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Loeb is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 16, 2020, by and among the Issuer, Far Point Acquisition Corporation (“FPAC”),  SL Globetrotter, L.P. (both as itself and as a representative of Global Blue (as defined below) and its shareholders as of the date of the Merger Agreement and immediately prior to the closing), Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., the individuals named therein, Global Blue Group AG (“Global Blue”), Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative , Far Point LLC, and Jacques Stern, solely in his capacity as the Management Representative, as such agreement may be amended or otherwise modified from time to time in accordance with its terms (the “Merger Agreement”), the securities of FPAC beneficially owned by the Reporting Persons immediately prior to the effective time of the merger were exchanged in accordance with the terms of the Merger Agreement for 10,421,052 Ordinary Shares and warrants (the “Warrants”) to purchase 1,333,333 Ordinary Shares at a price of $11.50 per share (the “Warrant Shares”).
The Funds expended their own investment capital to acquire the securities of FPAC held by them prior to the consummation of the merger contemplated by the Merger Agreement.
Item 4. Purpose of Transaction.
The Reporting Persons acquired the securities reported herein for investment purposes.
The Reporting Persons do not currently have any plans or proposals with respect to:
(a) Except as set forth below in this Item 4, the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from the New York Stock Exchange;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.
The Reporting Persons intend to review their investment in the Issuer’s shares of Ordinary Shares and Warrants on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Ordinary Shares or Warrants (but without acquiring a control stake in the Issuer’s  capital stock) or selling some or all of their shares of Ordinary Shares and Warrants.
Item 5. Interest in Securities of the Issuer.
(a) On the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 11,754,385 shares of Ordinary Shares (including the Warrant Shares) held by the Funds (the “Shares”). The Shares represent approximately 6.9% of the Issuer’s Ordinary Shares outstanding. Calculations of the percentage of Ordinary Shares beneficially owned assumes 167,824,796 shares of Ordinary Shares outstanding as of August 28, 2020 as reported in the Issuer’s Form 20-F dated September 3, 2020.
(b) Each of the Reporting Persons shares voting and dispositive power over the shares of Ordinary Shares held directly by the Funds.
(c) Other than as reported in Item 3 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Ordinary Shares.
(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Share
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Items 3, 4 and 5 is incorporated by reference herein, as applicable.
Pursuant to a Registration Rights Agreement, dated as of August 28, 2018, between the Issuer, the Funds, affiliates of the Funds and certain other holders listed therein (the “Registration Rights Agreement”), the Funds are entitled to certain registration rights in connection with the resale of the Shares and any other Ordinary Shares acquired by them (the “Registerable Securities”), including customary demand rights, piggy-back rights and a re-sale shelf-registration statement covering the Registerable Securities.
The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such document. The Registration Rights Agreement is filed as Exhibit 3 to this Schedule 13D.
Item 7. Material to Be Filed as Exhibits.
Exhibit Number
1.	Joint Filing Agreement by and among the Reporting Persons (filed herewith).
2.
Power of Attorney, granted by Daniel S. Loeb in favor of William Song, and Joshua L. Targoff, dated July 26, 2016, that was previously filed with the SEC on July 26, 2016, as Exhibit 99.1 to the Form 3 filed by Third Point LLC and Daniel S. Loeb with respect to Kadmon Holdings, LLC and is incorporated herein by reference.

3.
Registration rights agreement, dated as of August 28, 2020, entered into by Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein, that was previously filed with the SEC on August 31, 2020, as Exhibit 10.2 to the Form 6-K filed by Global Group Holding AG and is incorporated herein by reference.

SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 4, 2020

THIRD POINT LLC

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name:	William Song
Title:	Attorney-in-Fact